Protective Life Corporation
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax: 205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

January 15, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549

RE:         Protective Life Corporation
Form 10-K for fiscal year ended December 31, 2006
File No. 001-11339

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Corporation (“Protective”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Annual Report”) contained in your letter dated November 29, 2007 addressed to Mr. John D. Johns.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Comment 1:

We acknowledge your response to prior comment one, particularly your statement that “significant judgments or assumptions are not involved” for reinsurance.  Please explain to us your application of SFAS 113, particularly for your long-duration contracts.  Include a discussion of how you evaluated the adequacy of insurance risk transfer under paragraph 8 and the reasonable possibility of a significant loss under paragraphs 9 and 13 and how you determined the cost of reinsurance and associated amortization under paragraph 26.

Response:

The Company supplementally advises the SEC Staff of the following:

Most of the Company’s reinsurance contracts are yearly renewable term “YRT” or coinsurance contracts.

For approximately 10 years prior to mid-2005 the Company entered into reinsurance contracts in which it ceded a significant percentage, generally 90% of its newly written business on a first dollar quota share basis.  The Company’s traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under YRT contracts.  In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance as discussed below.  The Company continues to reinsure 90% of the mortality risk, but not the account values, on its newly written universal life insurance.

The Company currently enters into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount the Company retains on any one life.  The amount of insurance retained on any one life was $500,000 in years prior to mid-2005.  In 2005 this retention was increased to amounts up to $1,000,000 for certain policies.

In order for reinsurance on long-duration contracts to meet the requirements for reinsurance accounting, SFAS 113 requires that risk be transferred from the ceding company to the assuming company. Paragraph 8 of SFAS 113 requires a determination of risk transfer to include “…an evaluation of all contractual features that (a) limit the amount of insurance risk to which the reinsurer is subject (such as through experience refunds, cancellation provisions, adjustable features, or additions of profitable lines of business to the reinsurance contract) or (b) delay the timely reimbursement of claims by the reinsurer (such as through payment schedules or accumulating retentions from multiple years)”.

In addition, paragraphs 9 and 12 of SFAS 113 require that “the reinsurer assumes significant insurance risk” (paragraph 9) and “the reasonable possibility that the reinsurer may realize significant loss from insurance risk” (paragraph 12).  Further, paragraph 13 of SFAS 113 requires that “The evaluation of mortality or morbidity risk in contracts that reinsure policies subject to Statement 97 shall be consistent with the criteria in…that Statement”.

The Company uses reinsurance accounting to account for reinsurance contracts that meet the criteria provided in SFAS 113.  The Company uses deposit accounting as specified in AICPA Statement of Position 98-7 for reinsurance contracts that do not qualify for reinsurance accounting under SFAS 113.  Most of the Company’s reinsurance contracts qualify for reinsurance accounting.

Reinsurance contracts are evaluated as to whether reinsurance accounting is appropriate before the contracts are executed.  Most of the Company’s reinsurance contracts contain standard provisions as to the risk transferred.  Most YRT reinsurance contracts provide that the reinsurer assumes the entire mortality risk for the part of the policy that is ceded and provide for the timely settlement of claims (generally within 30 days).  Coinsurance contracts transfer all of the insurance risk (mortality, investment, lapse, etc.) for the quota share ceded.  Most of the Company’s coinsurance contracts contain standard provisions with regard to the risks transferred with no provisions for experience refunds, cancellation provisions,or other features that would call into question adequate risk transfer.

Paragraph 26 of SFAS 113 specifies that “The cost [of reinsurance] shall be amortized over the remaining life of the underlying reinsured contracts if the reinsurance contract is long duration, or over the contract period of the reinsurance if the reinsurance contract is short duration.”

A discussion of how the Company determines the cost of reinsurance and associated amortization under paragraph 26 is included in the Company’s response to Comment 2 below.

Comment 2:

Your proposed disclosure in response to prior comment three appears to address the impact of reinsurance only for your Life Marketing business segment and not other segments.  Also, you do not adequately explain the underlying factors causing period-to-period fluctuations in the cost of reinsurance.  Please provide the requested disclosure for all business segments that use reinsurance and explain the underlying factors causing significant fluctuations in the cost of reinsurance for each segment and period presented.

Response:

Note to SEC Staff:  To explain the underlying aspects of the Company’s accounting for reinsurance the Company will include the following additional disclosure regarding reinsurance in the Notes to Consolidated Financial Statements in the note entitled “Summary of Significant Accounting Policies” in future annual filings on Form 10-K:

Reinsurance

The Company uses reinsurance extensively in certain of its segments. The following summarizes some of the key aspects of the Company’s accounting policies for reinsurance:

Reinsurance Accounting Methodology — The methodology for accounting for the impact of reinsurance on the Company’s life insurance and annuity products is determined by whether the specific products are subject to SFAS 60 or SFAS 97.

The Company’s traditional life insurance products are subject to SFAS 60 and the recognition of the impact of reinsurance costs on the Company’s financial statements reflect the requirements of that pronouncement. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of deferred policy acquisition costs or value of business acquired (“VOBA”). Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company’s short duration insurance contracts (primarily issued through the Asset Protection segment) are also subject to SFAS 60 and the recognition of the impact of reinsurance costs on the Company’s financial statements also reflect the requirements of that pronouncement.  Reinsurance allowances include such acquisition costs as commissions and premium taxes.  A ceding fee is also collected to cover other administrative costs and profits for the Company.  Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned.  Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

The Company’s universal life, variable universal life, bank-owned life insurance (“BOLI”), and annuity products are subject to SFAS 97 and the recognition of the impact of reinsurance costs on the Company’s financial statements reflect the requirements of that pronouncement.  Ceded premiums and policy fees on SFAS 97 products reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized.   Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits according to SFAS 97. Unlike with SFAS 60 products, assumptions for SFAS 97 regarding mortality, lapses and interest are continuously reviewed and may be periodically changed. These changes will result in “unlocking” which change the balance in the ceded deferred amortization cost and can affect the amortization of deferred acquisition cost and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions for SFAS 97 products are based on the best current estimate of expected mortality, lapses and interest spread. The Company complies with AICPA Statement of Position 03-1 which impacts the timing of direct and ceded earnings on certain blocks of the Company’s SFAS 97 business.

Reinsurance Allowances — The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company.  Many of the Company’s reinsurance treaties do, in fact, have ultimate renewal allowances that exceed the direct ultimate expenses.  Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company’s commissions, expenses, and taxes.  As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company.  A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses.  The Company's practice is to defer reinsurance allowances in excess of the ultimate allowance.  This practice is consistent with the Company's practice of capitalizing direct expenses.  While the recognition of reinsurance allowances is consistent with U.S. GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy).  The Company determines ultimate allowances as the final  amount to be paid over the life of a contact after higher acquisition related expenses (whether first year or renewal) are completed.  Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract.  Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is a separately negotiated agreement.  The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

Amortization of Reinsurance Allowances — Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized.  Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized.  The amortization pattern varies with changes in estimated gross profits arising from the allowances.  DAC and VOBA on SFAS 60 policies are amortized based on the pattern of estimated gross premiums of the policies in force.  Reinsurance allowances do not affect the gross premiums, so therefore they do not impact SFAS 60 amortization patterns. DAC and VOBA on SFAS 97 products are amortized based on the pattern of estimated gross profits of the policies in force.  Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact SFAS 97 amortization patterns.

Reinsurance Liabilities — Claim liabilities and policy benefits are calculated consistently for all policies in accordance with U.S. GAAP, regardless of whether or not the policy is reinsured.  Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners.  Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported (IBNR) claims are reviewed by the Company’s actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost — The following income statement lines are affected by reinsurance cost:

Premiums and policy fees (“reinsurance ceded” on the Company’s financial statements)represent consideration paid to the assuming company for accepting the ceding company’s risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances.  Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts capitalized.  Non-deferred reinsurance allowances decrease reinsurance cost.

The Company’s reinsurance programs do not materially impact the other income line of the Company’s income statement. In addition, net investment income has no direct impact on the Company’s reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company.

Note to SEC Staff:  The following disclosure regarding reinsurance will be included in the Life Marketing section of the MD&A in future filings:

Currently, the segment reinsures significant amounts of its life insurance in-force.  Pursuant to the underlying reinsurance contracts, reinsurers pay allowances to the segment as a percentage of both first year and renewal premiums.  Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition costs incurred by the direct writer of the business.  A more detailed discussion of the accounting for reinsurance allowances can be found in the Reinsurance section of Note 2 to the Company’s Consolidated Financial Statements.

The following table summarizes reinsurance allowances paid for each period presented, including the portion deferred as a part of DAC and the portion recognized immediately as a reduction of other operating expenses.  As the non-deferred portion of reinsurance allowances reduce operating expenses in the period received, these amounts represent a net increase to operating income during that period.  The amounts capitalized and earned during 2006, 2005, and 2004 are quantified below:

				Change
	2006	2005	2004	2006	2005
	(dollars in thousands)
Allowances received	$336,470	$312,830	$326,580	7.6%	(4.2	) %
Less amount deferred	(202,870)	(175,214)	(198,358)	15.8	11.7
Allowances recognized	$133,600	$137,616	$128,222	(2.9)	7.3

Reinsurance allowances (as defined in Note 2 to the Consolidated Financial Statements) of $133.6 million, $137.6 million, and $128.2 million were recognized in 2006, 2005, and 2004, respectively, resulting in reductions in operating expenses by these amounts in the same periods.  Non-deferred reinsurance allowances decreased 2.9% in 2006 and increased 7.3% in 2005, compared to the prior year periods.  The decrease in 2006 was caused by lower allowances associated with recent reinsurance treaties.  In general, allowances negotiated with reinsurers have been declining over the past several quarters as a result of the consolidating reinsurance market.  The 2005 increase was the result of increases in the Company’s life insurance in-force.

The impact of reinsurance to Life Marketing segment financial line items is reflected in the chart shown below.  A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2 to the Company’s Consolidated Financial Statements.

	2006	2005	2004
	(dollars in thousands)
REVENUES
Premiums and Policy Fees	$(906,590)	$(902,055)	$(818,207)

BENEFITS AND EXPENSES
Benefits and Settlement Expenses	(958,093)	(912,766)	(856,719)
Amortization of Deferred Policy Acquisition Costs and VOBA	(49,914)	(61,231)	(77,315)
Other Operating Expenses	(133,600)	(137,616)	(128,222)

The segment’s reinsurance programs do not materially impact the other income line of the income statement. In addition, net investment income has no direct impact on reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company. The net investment income impact to the Company and the assuming companies has not been quantified as it is not reflected in the Company's consolidated financial statements.  Accordingly, an overall cost of reinsurance has not been determined.

Premiums and policy fees ceded had been rising over a number of years with increases in the Company’s in force blocks of traditional (primarily traditional life) and universal life business. Beginning in mid-2005, the Company changed its reinsurance approach in its traditional life products lines. Instead of ceding 90% of premiums on new business issued before that date, the Company began purchasing yearly renewable term on risks in excess of $1 million. This had the effect of dramatically reducing reinsurance on new policies issued and lowered the growth in ceded premiums for the year of 2005 over 2004 and led to relatively flat ceded premiums in 2006 compared to 2005.

Benefits and settlement expenses ceded increased largely due to growth in the claims on the Company’s in force universal life business. Ceded amortization of deferred policy acquisition costs were reduced by unlocking triggered by changes in certain assumptions in 2005 of $18.5 million. Amortization decreased in 2006 primarily due to a decrease in reliance on reinsurance on traditional business issued after June 30, 2005 and unlocking in the universal life lines. Other operating expenses ceded increased slightly in 2005 due to increases in the in force block of insurance. The 2006 decrease was caused by lower allowances associated with recent reinsurance treaties.

Note to SEC Staff:  The following disclosure regarding reinsurance will be included in the Acquisitions section of the MD&A in future filings:

The Acquisitions segment currently reinsures portions of both its life insurance and annuity in-force.  The cost of reinsurance to the segment is reflected in the chart shown below.  A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2 to the Company’s Consolidated Financial Statements.

	2006	2005	2004
	(dollars in thousands)
REVENUES
Premiums and Policy Fees	$(256,311)	$(74,199)	$(72,062)

BENEFITS AND EXPENSES
Benefits and Settlement Expenses	(123,080)	(88,711)	(88,535)
Amortization of Deferred Policy Acquisition Costs and VOBA	(3,486)	(92)	(145)
Other Operating Expenses	(54,096)	(3,379)	(3,250)

The segment’s reinsurance programs do not materially impact the other income line of the income statement. In addition, net investment income has no direct impact on reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company. For business ceded under modified coinsurance arrangements, the amount of investment income attributable to the assuming company is included as part of the overall change in policy reserves and, as such, is reflected in benefit and settlement expenses.  The net investment income impact to the Company and the assuming companies has not been quantified as it is not fully reflected in the Company's consolidated financial statements.  Accordingly, an overall cost of reinsurance has not been determined.

The significant increase in all income statement items in 2006 was driven by the Company’s acquisition of the Chase Insurance Group on July 3, 2006.  A significant portion of the reinsurance of the Chase Insurance Group business involves modified coinsurance arrangements.  Under these arrangements, the net investment income attributable to the assuming company is reflected as a reduction of ceded benefit and settlement expenses.

Note to SEC Staff:  The following disclosure regarding reinsurance will be included in the Asset Protection section of the MD&A in future filings:

The majority of the Company’s reinsurance activity relates to the cession of single premium credit life, credit accident and health, credit property, vehicle service contracts and guaranteed asset protection insurance to producer affiliated reinsurance companies (“PARC’s”).  These arrangements are coinsurance contracts ceding the business on a first dollar quota share basis at levels ranging from 50% to 100%to limit the Company’s loss exposure and allow the PARC’s to share in the underwriting income of the product.  Reinsurance contracts do not relieve the Company from its obligations to policyholders.  Failure of reinsurers to honor their obligations could result in losses to the Company or its affiliates.

Ceded unearned premium reserves and claim reserves with PARC’s are generally secured by trust accounts, letters of credit or on a funds withheld basis.

The cost of reinsurance to the Asset Protection segment is reflected in the chart shown below.  A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2 to the Company’s Consolidated Financial Statements.

	2006	2005	2004
	(dollars in thousands)
REVENUES
Premiums and Policy Fees	$(208,291)	$(250,430)	$(234,345)

BENEFITS AND EXPENSES
Benefits and Settlement Expenses	(121,790)	(106,854)	(131,233)
Amortization of Deferred Policy Acquisition Costs and VOBA	(24,179)	(23,147)	(24,533)
Other Operating Expenses	(3,878)	(47,317)	(44,763)

Reinsurance ceded has been declining since 2005 as the Company is discontinuing the marketing of credit insurance products through financial institutions.  The majority of the business was ceded to PARC’s.

Reinsurance premiums ceded is 16.8% lower in 2006 and 6.9% higher in 2005 compared to prior years.  In 2006 the decline is primarily due to the reduction in ceded credit insurance premiums sold through financial institutions. The Company began discontinuing the marketing of credit insurance products through financial institutions during 2005. In addition the ceded premiums for the Lender’s Indemnity product continued to decline since the Company ceased offering the product in 2003. The 6.9% increase from 2004 to 2005 relates to an increase in ceded service contract business partly offset by a decline in the Lender’s Indemnity product.

Benefits and settlement expenses ceded increased 14.0% in 2006, while they decreased 18.5% in 2005 compared to prior years.  The fluctuations are mainly attributable to losses in the Lender’s Indemnity product line. Ceded losses for this product line were $33.4 million, $6.0 million and $20.5 million in 2006, 2005 and 2004, respectively.

Amortization of DAC ceded is 4.5% higher for 2006 and 5.6% lower for 2005 compared to prior years, reflecting slight changes in the mix of business ceded during these periods.

Other operating expenses ceded decreased 91.8% in 2006, while they increased in 5.7% in 2005 compared to prior years.  The majority of the 2006 decrease is related to the Lender’s Indemnity bad debt charges of $27.1 million in the current year resulting from the Company's assessment of a reinsurer's inability to meet their obligations under the reinsurance agreement.  The increase in 2005 reflects the increase in ceded premiums.

Net investment income has no direct impact on reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company. The net investment income impact to the Company and the assuming companies has not been quantified as it is not reflected in the Company's consolidated financial statements.  Accordingly, an overall cost of reinsurance has not been determined.

*            *            *            *            *

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns.  As always, we look forward to continued dialogue on financial reporting issues.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

.
Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer